FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com

82-1711

FOSTER'S
GROUP
Inspiring Global Enjoyment

For your information as released to
The Australian Stock Exchange.

02076166

SUPPL

With Compliments

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S GROUP

Inspiring Global Enjoyment

22 August, 2002

Foster's releases F01 results under new format

Foster's Group Limited today released fiscal 2001 financial information re-formatted to reflect the revised structure of the group.

The revised format better reflects the operating structure of the group going forward subsequent to its successful transition to a global premium branded beverage company and will enable ease of comparison with Foster's fiscal 2002 results which will be released to the ASX on Tuesday 27 August.

Information released includes key financial tables and supplementary schedules.

Fosters Brewing Group

Further information:

Media
Foster's Group Corporate Affairs
Nicole Devlin
+61 3 9633 2261

Investors
Foster's Group Investor Relations
Domenic Panaccio
+61 3 9633 2773

dlw 9/19

Foster's Group Limited
F01 Financial Results – Revised Format

Revenue Summary

Year ended 30 June	F01 Published Format $m	F01 Revised Format $m	Refer to Note
Beer			
Australian	1,489.8	1,550.6	3
International	137.5	159.0	1
	1,627.3	1,709.6	
Wine			
Trade	1,015.3	1,015.3	
Clubs	346.3	346.3	
Services	-	178.4	2
Intra-division sales	(1.9)	(27.1)	2
	1,359.7	1,512.9	
Leisure and Hospitality	838.5	838.5	
Spirits	104.8	95.8	1
Royalties	36.4	36.4	
Other sales revenue	323.4	-	1,2,3,4
Inter-segment sales	(113.4)	(113.4)	
Net sales revenue	**4,176.7**	**4,079.8**	
Other operating revenue	328.6	425.5	4
Total operating revenue	**4,505.3**	**4,505.3**	

Foster's Group Limited
F01 Financial Results – Revised Format

Earnings Summary			
Year ended 30 June	**F01 Published Format $m**	**F01 Revised Format $m**	**Refer to Note**
Earnings before interest, tax and amortisation (EBITA)			5
Beer			
Australian	410.8	410.8	
International	24.3	25.4	6
	435.1	436.2	
Wine			
Trade	294.8	294.8	
Clubs	59.4	59.4	
Services	19.9	19.9	
	374.1	374.1	
Leisure and Hospitality	105.9	105.9	
Spirits	16.5	15.4	6
Property and Investments	25.3	25.3	
Corporate (incl. net significant items)	(83.4)	(83.4)	
Total EBITA	**873.5**	**873.5**	
Amortisation	(37.2)	(37.2)	
EBIT	**836.3**	**836.3**	
Net interest expense	(172.1)	(172.1)	
Tax	(194.9)	(194.9)	
Outside equity interest	(4.1)	(4.1)	
Net Profit after tax	**465.2**	**465.2**	
Average shares outstanding (m)	1,878.7	1,878.7	
Dividends per share (cents)	15.5	15.5	

Foster's Group Limited
F01 Financial Results – Revised Format

Cash Flow Highlights

Year ended 30 June	F01 Published Format $m	F01 Revised Format $m	Refer to Note
Cash profit before interest and tax	931.2	931.2	
Net interest paid	(179.5)	(179.5)	
Tax paid	(306.0)	(306.0)	
Operating cash before working capital change	**445.7**	**445.7**	
Working capital change	(162.5)	(162.5)	
Net operating cash flows	**283.2**	**283.2**	
Capital expenditure	(322.9)	(322.9)	
Investments	(2,323.1)	(2,323.1)	
Capital expenditure and investments	**(2,646.0)**	**(2,646.0)**	
Depreciation	(137.6)	(137.6)	
Amortisation	(37.2)	(37.2)	
Depreciation and amortisation	**(174.8)**	**(174.8)**	
SGARA	71.6	71.6	7
Asset sale proceeds	36.5	36.5	
Net loan repayment proceeds	10.4	10.4	
Dividends paid	(131.7)	(131.7)	

Foster's Group Limited
F01 Financial Results – Revised Format

Balance Sheet

Year ended 30 June	F01 Published Format $m	F01 Revised Format $m	Refer to Note
Current assets	2,230.8	2,605.1	8
Non-current assets	7,018.7	7,018.7	
Total assets	**9,249.5**	**9,623.8**	
represented by:			
Beer			
Australian Beer	1,730.9	1,730.9	
International Beer	254.0	254.0	
Wine	5,141.3	5,141.3	
Leisure and Hospitality	798.8	798.8	
Spirits	129.0	129.0	
Property and Investments	180.6	180.6	
Corporate (incl. tax and cash balances)	1,014.9	1,389.2	8
	9,249.5	**9,623.8**	
Current liabilities	(1,425.9)	(1,800.2)	8
Non-current liabilities	(4,044.6)	(4,044.6)	
Total liabilities	**(5,470.5)**	**(5,844.8)**	
Total equity	**3,779.0**	**3,779.0**	
Net debt	3,538.2	3,538.2	
Gearing (%)	93.6	93.6	
EBITA interest cover (times)	5.1	5.1	

Foster's Group Limited
F01 Financial Results – Revised Format

Carlton & United (CUB)

Year ended 30 June	F01 Published Format $m	F01 Revised Format $m	Refer to Note
Earnings before interest, tax and amortisation			5
Australian Beer	410.8	410.8	
Leisure and Hospitality	105.9	105.9	
Spirits	16.5	15.4	6
	533.2	532.1	
Amortisation			
Australian Beer	(2.5)		
Leisure and Hospitality	(1.1)		
Spirits	(1.3)		
	(4.9)		
Earnings before interest & tax			
Australian Beer	408.3		
Leisure and Hospitality	104.8		
Spirits	15.2		
	528.3		

International Beer

Year ended 30 June	F01 Published Format $m	F01 Revised Format $m	Refer to Note
Earnings before interest, tax and amortisation	24.3	25.4	5, 6

Foster's Group Limited
F01 Financial Results – Revised Format

Global Wine

Year ended 30 June	F01 Published Format $m	F01 Revised Format $m	Refer to Note
Earnings before interest, tax and amortisation			5
Wine Trade	294.8	294.8	
Wine Clubs	59.4	59.4	
Wine Services	19.9	19.9	
	374.1	374.1	
Amortisation			
Wine Trade	(21.2)		
Wine Clubs	(9.4)		
Wine Services	(1.4)		
	(32.0)		
Earnings before interest & tax			
Wine Trade	273.6		
Wine Clubs	50.0		
Wine Services	18.5		
	342.1		

Lensworth

Year ended 30 June	F01 Published Format $m	F01 Revised Format $m	Refer to Note
Earnings before interest, tax and amortisation	25.3	25.3	5
Amortisation	(0.3)		
Earnings before interest & tax	25.0		

Notes

1. Effective 1 July 2001, the New Zealand Spirits business was transferred to the Foster's Brewing International (FBI) division. The 2001 revenue figures for FBI and Spirits have been adjusted by $9.0 million. FBI 2001 revenue has also been revised for contract brewing income of $12.5 million, which was disclosed last year in the "Other Sales Revenue" category.

2. Wine Services revenue has been disclosed separately as part of the wine industry disclosure. In 2001, Wine Services revenue of $153.2 million, after intra-division sales of $25.2 million, was included in the "Other Sales Revenue" category.

3. Revenue of $60.8 million, mainly comprising the Capital Liquor business and other miscellaneous beer revenue, was disclosed in 2001 as part of the "Other Sales Revenue" category. This revenue has now been disclosed in Australian Beer revenue.

4. Net Sales Revenue reported in 2001 was $4,176.7 million. The movement in the revised net sales revenue of $96.9 million is due to transfers to the "Other Operating Revenue" disclosure of revenue arising from Self Generating and Re-generating Assets ("SGARA") of $71.6 million and non-beverage product sales of $25.3 million. Other Operating Revenue includes SGARA, interest, rent, asset sales, Lensworth property sales and other non-beverage income.

5. In 2001, earnings before interest and tax (EBIT) was disclosed for divisional financial results. The Group now uses earnings before interest, tax and amortisation (EBITA) for reporting divisional financial results.

6. Effective 1 July 2001, the New Zealand Spirits business was transferred to the Foster's Brewing International (FBI) division. The 2001 EBITA figures for FBI and Spirits have been adjusted by $1.1 million.

7. SGARA – Self Generating and Re-Generating Assets - in accordance with the requirements of Australian accounting standard AASB 1037.

8. Restated by $374.3 million to gross-up the disclosure of Treasury current receivables and payables where no legal right of set-off exists. Previously disclosed on a net basis.

FOSTER'S GROUP
Inspiring Global Enjoyment

Foster's Group Limited
F01 Financial Results - Revised Format

Supplementary Schedules

1

Foster's Group

FOSTER'S GROUP
Inspiring Global Enjoyment

Volume - 9L case equiv (m)	216.5
Net Sales Revenue	4,080
EBITA	874
Amortisation	37
Depreciation	138
Capex	323
ROCE (%)	13.8
EBITA / NSR (%)	21.4
EBITA per case ($)	4.04

2

Carlton & United (CUB)

FOSTER'S GROUP
Inspiring Global Enjoyment

Net Sales Revenue *	2,374
EBITA	532
EBITA / NSR (%)	22.4
Operating Cash Flow	623
ROCE (%)	23.7

* Net of internal sales to ALH

CUB - Australian Beer

FOSTER'S GROUP
Inspiring Global Enjoyment

Beer Volume - 9L case equiv (m)	105.5
Total Volume - 9L case equiv (m)	106.2
Net Sales Revenue	1,551
EBITA	411
Amortisation	3
Depreciation	50
Capex	94
ROCE (%)	28.5
EBITA / NSR (%)	26.5
EBITA per case ($)	3.87

CUB - Australian Leisure & Hospitality

FOSTER'S GROUP
Inspiring Global Enjoyment

Net Sales Revenue	839
EBITA	106
Amortisation	1
Depreciation	27
Capex	68
ROCE (%)	15.3
No. of Hotels	150
No. of DBSs	109
No. of Gaming Machines	6,590

CUB – Spirits / RTD's

FOSTER'S GROUP
Inspiring Global Enjoyment

Volume - 9L case equiv (m)	2
Net Sales Revenue*	96
EBITA*	15
Amortisation	1
Depreciation	1
Capex	1
ROCE (%)	14.1
EBITA / NSR (%)	16.1
EBITA per case ($)	7.70

* Includes adjustment for transfer of NZ Spirits business to Foster's Brewing International

Foster's Brewing International

Volume - 9L case equiv (m)	94.8
Net Sales Revenue*	202
EBITA*	25
Amortisation	0
Depreciation	9
Capex	6
ROCE (%)	12.9
EBITA / NSR (%)	12.6

* Includes royalties, JV income and adjustment for transfer of NZ Spirits business to FBI

Beringer Blass

Volume - 9L case equiv (m)	13.5
Net Sales Revenue	1,513
EBITA (excl SGARA)	348
EBITA	374
EBITA* / NSR (%)	23.0
ROCE (%)	9.9

* Excludes SGARA

Wine - Trade

FOSTER'S GROUP
Inspiring Global Enjoyment

Volume - 9L case equiv (m)	10.7
Net Sales Revenue	1,015
EBITA (excl SGARA)	269
EBITA	295
Amortisation	21
Depreciation	35
Capex	131
ROCE (%)	9.0
EBITA* / NSR (%)	26.5
EBITA* per case ($)	25.26

* Excludes SGARA

Wine – Trade

FOSTER'S GROUP
Inspiring Global Enjoyment

Volume - 9L case equiv (m)	10.7
Net Sales Revenue	1,015
EBITA (excl SGARA)	269
EBITA	295

Volume - 9L case equiv (m)	2.1
Net Sales Revenue	164
EBITA (excl SGARA)	49
EBITA	65

Wine – Trade

Volume - 9L case equiv (m)	0.7
Net Sales Revenue	54
EBITA (excl SGARA)	15
EBITA	15

Volume - 9L case equiv (m)	7.9
Net Sales Revenue	797
EBITA (excl SGARA)	205
EBITA	215

Wine - Clubs

Volume - 9L case equiv (m)	2.8
Net Sales Revenue*	346
EBITA	59
Amortisation	9
Depreciation	9
Capex	7
ROCE (%)	14.3
Club Members (000)	1,181
EBITA / NSR (%)	17.2

* Includes intra division sales of $2m

Wine - Services

FOSTER'S GROUP
Inspiring Global Enjoyment

Net Sales Revenue*	178
EBITA	20
Amortisation	1
Depreciation	4
Capex	9
ROCE (%)	20.0
EBITA / NSR (%)	11.2

* Includes intra division sales of $25m

Lensworth

FOSTER'S GROUP
Inspiring Global Enjoyment

Total Revenue	168
EBITA	25
ROCE (%)	29.9
EBITA/Revenue (%)	15.0

Balance Sheet

FOSTER'S GROUP

Net Working Capital	1,471
Fixed Assets	3,351
Investments	82
Intangibles	2,669
Other Assets	89
Tax & Other Provisions	(345)
Capital Employed	7,317
Net Debt	(3,538)
Shareholders Equity	3,779

Financial Leverage

FOSTER'S GROUP

Net debt	3,538
Book equity	3,779
Net debt / equity (%)	93.6
Net debt / capitalisation (%)	48.4
Net debt / market cap (%)	32.4
EBITA	874
Net interest expense	172
EBITA interest cover (times)	5.1

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/08/2002

TIME: 17:24:44

TO: FOSTER'S GROUP LIMITED

FAX NO: 03-9645-7226

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Foster's releases F01 results under new format